Exhibit 1
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FOR IMMEDIATE RELEASE                                               15 July 2009



                                 WPP PLC ("WPP")

         Ogilvy acquires majority stake in T&A Communications in Vietnam


WPP announces that its wholly-owned operating company, Ogilvy, the global marketing services network, has acquired a majority stake in T&A Communications, a leading public relations and events agency in Vietnam.

Founded in 2001, T&A employs 57 people, is based in Hanoi and has a branch office in Ho Chi Minh City. Clients include Canon, Standard Chartered Bank, France Telecom, Yahoo!, Boeing, Amway, Cartier, Tata Steel, Temasek Holdings and Nestle.

T&A Communications' unaudited revenues for the year ended 31 December 2008 were VND 25.8 billion, with gross assets at the same date of VND 3.4 billion.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors. Vietnam, where WPP has been operational through its companies for more than 10 years, is one of the fastest growing markets in the world, identified by Goldman Sachs as one of the 'Next 11' world economies to watch. It has a population of 86 million and GDP growth rate of 6.2%. In 2008, GroupM, WPP's media division, took stakes in three subsidiaries of the DacvietVAC Group Holdings in Vietnam. Other WPP companies operating in Vietnam include Bates 141 and Ogilvy.

Contact:
Feona McEwan, WPP       T+44 (0)20 7408 2204
www.wpp.com
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